PRICER

PRESS RELEASE

from Pricer AB (publ) May 21st, 2008

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish (2007:528) Securities Exchange Act. The information was distributed to the media for publication at 1:30 p.m on Wednesday May 21st, 2008.

First European Food Retailer to equip complete stores with Pricer graphic ESLs

E. Leclerc Hypermarkets have become the first European food retailer to equip complete stores with DotMatrix™ ESL

Pricer has received an order from two E. Leclerc hypermarkets in the French E. Leclerc Lecasud region to modernize their ESL systems. The hypermarkets will install a total of 70 000 Pricer DotMatrix™ graphic Electronic Shelf Labels (ESL) using electronic paper display technology, also referred to as a bi-stable display technology. This follows Pricer's launch at Euroshop in February of the first fully scalable electronic paper ESL solution.

"This new product line is important for growing our client base by answering demands for more advanced and scalable systems," says Charles Jackson, CEO at Pricer. "This order will give Pricer further authority as the platform of choice for retailers as they can clearly see our unique and clear system advantage."
This technology is a culmination of 15 years of system development by Pricer to create a fully scalable segment and pixel based ESL system. Pricer DotMatrix™ ESLs are fully compatible with the Pricer platform and therefore can be integrated into existing store installations.

"In this case, both hypermarkets were using two different competing solutions," says Philippe Goas, Area Manager, Middle Europe at Pricer, "and this leap forward was as much based on improving store operations as choosing the system that could continue to evolve with them."

Compared with LCD segment based ESL, this new technology enables a complete pixel representation reproducing the exact information of a shelf edge paper label including a bar code. With Pricer DotMatrix™ ESL, no more paper stickers are required for static information on the ESL, greatly improving store operations by giving users convenience and simplicity. With a DotMatrix™ ESL, all ESL product linking is done completely and easily at the shelf edge. DotMatrix™ also offers high customer comfort given their paper like readability, an important consideration for customer satisfaction today. Furthermore, the memory can support full text such as pertinent product information for helping store staff and sales.

The Pricer DotMatrix™ solution relies on high speed transmission, scalable software and low power chip design complemented by bi-stable matrix-controlled displays that have information storage at the display surface. They are robust and consume energy only when being updated and therefore are ideal for retail environment.

E. Leclerc is a European food retailer based in Paris which operates approximately 580 hypermarkets of which 505 hypermarkets are in France, with the remainder in Spain, Italy, Portugal and Eastern Europe. The business is operated as a co-operative and is ranked 19th in international grocery retailers for 2007. Today, a total of approximately 66 hypermarkets are installed with Pricer in France, Spain and Portugal.

For further information, please contact:
Charles Jackson, CEO Pricer AB: +46 8 505 582 00

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has close to 4,000 installations in over 30 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER
Setting the ESL Standard

Interim Report
January - March 2008

- Orders received increased by 8 percent to SEK 98 M (91)
- Net sales amounted to SEK 75.4 M (64.1), an increase of 18 percent. Sales amounted to SEK 443.6 M (406.5) on a moving four quarter basis, equivalent to an increase of 9 percent
- Gross margin improved to 36 (27) percent due to improved market mix of sales and reduced unit costs, partly through favourable currency rates
- Operating result of SEK 6.2 M (-3.2) including license fee from Ishida
- Result after tax of SEK -0.2 M (-2.7) and result per share of SEK 0.00 (0.00)
- Liquid funds of SEK 88.6 M (35.8)

- Metro Cash & Carry accelerates ESL deployment
- Pricer ESL platform breakthrough quadruples communication speed with existing infrastructure


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Comments from the CEO

"In this quarter I am pleased with the development of our pilot program pipeline expanding with pilots in Europe and the US, in food retail and more significantly, in non-grocery retail which is showing an interest in our new Dot Matrix displays. The revenue for the quarter was low but I know that the first quarter is usually weak and that a few projects have been deferred to the second quarter".

Charles Jackson, CEO Pricer Group

Net sales and result

Orders received in the quarter amounted to SEK 98 M (91), an increase of 8 percent. The order back log at the end of March amounted to approximately SEK 95 M (102).

Net sales mainly to customers in Germany, Japan and France amounting to SEK 75.4 M (64.1) during the quarter, equivalent to an increase of 18 percent, compensated for continued general slowness in Europe and the US market. Revenue amounted to SEK 75.4 M as compared to SEK 133.4 M in the fourth quarter 2007. First quarter is usually slow with lower sales and revenue was also negatively affected by deferrals until later in the year for some installation projects. Pricer installed 170 new stores in the quarter not including the continued Metro migration of its German Cash & Carry-chain.

Gross profit increased to SEK 27.0 M (17.3) and the gross margin improved to 36 (27) percent for the quarter. The stronger gross margin continues mainly to be attributable to an improved market mix of sales and reduced unit costs but also to the weaker US-dollar as all purchases are made in US-dollars.

Other operating income of SEK 6.2 M in the quarter is the second payment from the license agreement with Ishida. This agreement was signed in 2007 for development, marketing and sales of wireless graphic display labels mainly for the Japanese market. Pricer will also receive volume-based royalties for these products, expected as from the end of 2008.

Operating expenses decreased to SEK 27.0 M (34.5) for the quarter. The effects of the restructuring program from 2007 with reduced headcounts are appearing in 2008.

The operating result amounted to SEK 6.2 M (-3.2) for the quarter. Without the license fee from Ishida operating result would have been a break even result.

Net financial items amounted to SEK -7.0 M (-0.1) for the quarter and consisted of negative currency effects from revaluations of cash positions and loans to subsidiaries in foreign currencies and interest expense on convertible debentures and bank loans.

The net result was SEK -0.2 M (-2.7) for the quarter.

Order entry, SEK M


600
500
400
300
200
100
0
Q1 '07
Q2 '07
Q3 '07
Q4 '07
Q1 '08
Quarter
Moving 4 quarters

Gross margin, %


Q1 '07
Q2 '07
Q3 '07
Q4 '07
Q4 '08
40
35
30
25
20
15
10
5
0
Quarter
Moving 4 quarters

Net Sales, SEK M


600
500
400
300
200
100
0
Q1 '07
Q2 '07
Q3 '07
Q4 '07
Q1 '08
Quarter
Moving 4 quarters

First quarter highlights

Market development

At the end of the first quarter, Pricer had installed nearly 4,000 stores in over 30 countries.

Metro Cash & Carry Germany accelerated the deployment of its ESL upgrade program in Germany. Orders have been placed for the replacement of all labels in the last Cash & Carry stores with a total value of over SEK 20 M with deliveries taking place during the first half of 2008.

Sweden's largest retail cooperative, Konsum Nord, has placed an additional order for ESL-installations in four hypermarkets.

Spain shows signs of entering into a growth phase and Pricer is especially positioned for this market with the deployment of Carrefour hypermarkets and Cepsa gas stations. The second largest retailer in that market, Eroski, placed an initial order for several pilot hypermarkets in order to evaluate the entire roll out in 2009 – 2010.

Pricer also launched a complete line of electronic paper displays, branded DotMatrix, to complement its electronic shelf label ("ESL") offering. This will serve to expand food retail, but also to establish a firm foothold in non-grocery retail, specifically specialty and big box retail.

Pricer announced in the period a system breakthrough which vastly increases its existing infrastructure communication speed. The Pricer platform, based on diffused infrared light, delivers a speed of more than 50,000 full ESL updates per hour as measured by industry standards, making it by far the industry leader compared to radio solutions. The new speed will ensure a minimum of 200,000 information updates per hour, bringing increased flexibility to retailers for price optimization and inventory information updates, as well as supporting Pricer's new product offering DotMatrix, wireless pixel-based graphical displays, also termed bi-stable or electronic paper.

Pricer launched the DM trolley, a DotMatrix integrated in the trolley handle to enable easy store communication with customers and supported by the same platform. Several retailers have requested pilot programs.

In Pricer's view, the market for ESL is showing sustained positive development. Competition is strong, but Pricer has the only ESL platform to support both segment based display and bi-stable display devices, and this will continue to expand market interest beyond the established markets. The signals from Pricer's prioritized geographical markets continue to be clear, and there is interest also outside established markets. The number of installations grows globally which influences also other retail chains to evaluate to include ESL as an operating tool in their processes to improve efficiency.

Net sales and operating result

SEK M	Jan - Mar 2008	Jan - Mar 2007
Net sales	75.4	64.1
Cost of goods sold	-48.4	-46.8
Gross profit	27.0	17.3
Gross margin, %	36	27
Other operating items	6.2	14.0
Expenses	-27.0	-34.5
Operating result	**6.2**	**-3.2**

Financial position

Cash flow from operating activities amounted to SEK -7.5 M (4.6) for the quarter. Cash flow has been negatively affected by increased inventory levels (from low levels). Working capital amounted to SEK 99.1 M (96.2) at the end of the quarter. Liquid funds as of March 31, 2008 amounted to SEK 88.6 M (35.4).

Pricer issued convertible debentures of SEK 74.9 M in April 2007. The duration of the debentures is two years until March 2009 with approximately 9 percent annual interest (6 months STIBOR + 4.5 percent). The loans can be converted to shares in Pricer at a share price of SEK 0.70, corresponding to a dilution of about 9 percent. In line with IFRS a portion of the debenture loans is accounted as equity and, furthermore, an adjustment is being made to the interest expense during the duration of the loans.

Cash Flow from operating activities, SEK M



Q 1 '07
Q 2 '07
Q 3 '07
Q 4 '07
Q 1 '08
50
25
0
-25
-50
-75
Quarter
Moving 4 quarters

Operating Results, SEK M



25
0
-25
-50
Q 1 '07
Q 2 '07
Q 3 '07
Q 4 '07
Q 1 '08
Quarter
Moving 4 quarters

Capital expenditure
Total net capital expenditure amounted to SEK 0.1 M (0.2) for the quarter.

Personnel
The average number of employees during the quarter was 73 (102). The number of employees as of March 31, 2008 was 70 (102).

Number of Employees



140
120
100
80
60
40
20
0
Q 1 '07
Q 2 '07
Q 3 '07
Q 4 '07
Q 1 '08

Parent company
The parent company had net sales of SEK 61.7 M (45.8) and result before tax was SEK 2.4 M (9.2) for the quarter. The parent company had liquid funds of SEK 77.1 M (21.6) as of March 31, 2008.

Accounting principles
Pricer follows the IFRS standards adopted by EU and interpretations thereof (IFRIC). This interim report is issued in accordance with IAS 34 Interim reporting. Accounting principles and accounting methods are unchanged as compared to the annual report. For the parent company Pricer follows RR32:6.

Subsequent events
On April 1 Pricer held its Annual General Meeting and a new board was elected, among other items. Daniel Furman, Magnus Schmidt (vice chairman) and Akbar Seddigh (chairman) were re-elected and Mikael Bragd, Peter Larsson and Bo Kastensson were elected new members of the board.

Outlook
Pricer, having focused on immediate cost restructuring and now seeing gross margin improvements, expects continued strengthened profit during 2008 even with moderate volume growth.

Next reporting date
The interim report for January-June 2008 will be published on August 21, 2008.

This report has not been subject to review by the auditor.

Sollentuna, May 8, 2008
Pricer AB (publ)

Charles Jackson
CEO

In its capacity as issuer, Pricer AB is releasing the information in this interim report for January-March 2008 in accordance with the Swedish (2007:528) Securities Exchange Act. The information was distributed to the media for publication at 09.30 hrs CEST on Thursday May 8, 2008.

For further information, please contact:
Charles Jackson, CEO, Pricer AB +46 8 505 582 00

CONSOLIDATED INCOME STATEMENT - SUMMARY

Amounts in SEK M	Q 1 2008	Q 1 2007	Full year 2007
Net sales	75.4	64.1	432.3
Cost of goods sold	-48.4	-46.8	-300.3
Gross profit	**27.0**	**17.3**	**132.0**
Other operating items, net	6.2	14.0	20.6
Selling and administrative expenses	-22.2	-26.2	-114.7
Research and development expenses	-4.8	-8.3	-31.9
Operating result	**6.2**	**-3.2**	**6.0**
Net financial items	-7.0	-0.1	-7.2
Result before tax	**-0.8**	**-3.3**	**-1.2**
Taxes	0.6	0.6	2.2
Net result for the period	**-0.2**	**-2.7**	**1.0**
Attributable to:			
Equity holders of the Parent Company	-0.2	-2.8	1.1
Minority interest	0.0	0.1	-0.1
Net result for the period	**-0.2**	**-2.7**	**1.0**

EARNINGS PER SHARE, NUMBER OF SHARES

	Q 1 2008	Q 1 2007	Full year 2007
Earnings per share before dilution, SEK	0.00	0.00	0.00
Earnings per share after dilution, SEK	0.00	0.00	0.00
Number of shares, millions	1,016	1,016	1,016
Number of shares after dilution, millions	1,153	1,153	1,153

NET SALES BY GEOGRAPHICAL MARKET

Amounts in SEK M	Q 1 2008	Q 1 2007	Full year 2007
Nordic Countries	3.4	4.1	23.6
Rest of Europe	48.8	41.4	250.1
Asia	20.1	16.7	142.5
Rest of the world	3.1	1.9	16.1
Total net sales	**75.4**	**64.1**	**432.3**

CONSOLIDATED BALANCE SHEET - SUMMARY

Amounts in SEK M	31/03/2008	31/03/2007	31/12/2007
Intangible fixed assets	263.0	279.6	265.8
Tangible fixed assets	4.6	7.5	5.6
Financial assets	0.1	0.3	0.1
Total fixed assets	**267.7**	**287.4**	**271.5**
Inventories	45.5	61.1	28.8
Other receivables	128.9	94.7	132.1
Cash and cash equivalents	88.6	35.8	100.1
Total current assets	**263.0**	**191.6**	**261.0**
TOTAL ASSETS	**530.7**	**479.0**	**532.5**
Shareholders' equity	358.4	351.3	356.4
Equity, minority interest	0.1	0.0	0.1
Total equity	**358.5**	**351.3**	**356.5**
Long-term liabilities	87.9	25.4	80.9
Short-term liabilities	84.3	102.3	95.1
Total liabilities	**172.2**	**127.7**	**176.0**
TOTAL EQUITY AND LIABILITIES	**530.7**	**479.0**	**532.5**
Pledged assets	293.6	63.6	310.9
Contingent liabilities	1.2	1.2	1.2
Shareholders' equity per share, SEK	0.35	0.35	0.35
Shareholders' equity, SEK, after dilution	0.31	0.30	0.31

CHANGE IN EQUITY

	Q1	Q1	Full year
Amounts in SEK M	2008	2007	2007
Equity at start of period	**356.5**	**353.2**	**353.2**
Translation difference	1.1	0.8	-5.0
Issued employee options	0.4	-	2.8
Additional interest on convertible	0.6	-	4.5
Net result for the period	-0.2	-2.7	1.0
Equity at end of period	**358.4**	**351.3**	**356.5**
Attributable to:			
- Equity holders of the Parent Company	358.4	351.3	356.4
- Minority interest	0.1	0.0	0.1
Total	**358.5**	**351.3**	**356.5**

CONSOLIDATED CASH FLOW STATEMENT - SUMMARY

Amounts in SEK M	Q 1 2008	Q 1 2007	Full year 2007
Net result after financial items	-0.8	-3.2	-1.2
Adjustment for non-cash items	6.7	-2.0	12.3
Paid tax	-	-0.3	-0.1
Change in working capital	-13.4	10.1	19.4
Cash flow from operating activities	**-7.5**	**4.6**	**30.4**
Cash flow from investing activities	**-0.1**	**-0.2**	**4.9**
Cash flow from financing activities	**-0.6**	**-1.1**	**34.3**
Cash flow for the period	**-8.2**	**3.3**	**69.6**
Cash and cash equivalents at start of period	100.1	31.5	31.5
Exchange rate difference in cash and cash equivalents	-3.3	0.9	-1.0
Cash and cash equivalents at end of period [1]	**88.6**	**35.7**	**100.1**
Unutilised bank overdraft facilities	-	-	-
Disposable funds at end of period	**88.6**	**35.7**	**100.1**
[1] Whereof blocked accounts	1.2	1.2	1.2

KEY RATIOS, GROUP

Amounts in SEK M	Q 1 2008	Q 4 2007	Q 3 2007	Q 2 2007	Q 1 2007
Order entry	98.1	89.3	115.0	145.3	91.1
Order entry - moving 4 quarters	447.7	440.7	421.9	350.3	234.6
Net sales	75.4	133.4	131.9	102.9	64.1
Net sales - moving 4 quarters	443.6	432.3	412.6	406.6	406.5
Operating result	6.2	20.7	-0.8	-10.7	-3.2
Operating result - moving 4 quarters	15.4	6.0	-22.9	-19.4	-23.0
Result for the period	-0.2	21.3	-5.4	-12.2	-2.7
Cash flow from operating activities	-7.5	34.6	-3.2	-5.6	4.6
Cash flow from op.activities - moving 4 quarters	18.3	30.4	-7.7	-28.7	-37.7
Number of employees, end of period	70	83	93	96	102
Equity ratio	67%	65%	65%	67%	73%

PARENT COMPANY INCOME STATEMENT - SUMMARY

Amounts in SEK M	Q 1 2008	Q 1 2007	Full year 2007
Net sales	61.7	45.8	326.6
Cost of goods sold	-46.7	-34.5	-241.2
Gross profit	**15.0**	11.3	**85.4**
Other operating income	6.1	14.0	17.9
Selling and administrative expenses	-8.8	-12.6	-58.1
Research and development expenses	-4.3	-4.5	-20.4
Operating result	**8.0**	**8.2**	**24.8**
Result from participations in group companies	-	-	5.9
Net financial items	-5.6	1.0	-0.5
Result before tax	**2.4**	**9.2**	**30.2**
Tax on result for the period	-	-	-
Net result for the period	**2.4**	**9.2**	**30.2**

PARENT COMPANY BALANCE SHEET - SUMMARY

Amounts in SEK M	31/03/2008	31/03/2007	31/12/2007
Intangible fixed assets	1.7	3.9	2.2
Tangible fixed assets	2.9	5.5	3.8
Financial assets	345.9	281.1	354.3
Total fixed assets	**350.5**	**290.5**	**360.3**
Inventories	37.3	41.7	22.0
Current receivables	70.9	76.6	61.0
Cash and cash equivalents	77.1	21.6	91.3
Total current assets	**185.3**	**139.9**	**174.3**
TOTAL ASSETS	**535.8**	**430.4**	**534.6**
Shareholders' equity	399.6	369.1	397.2
Total equity	**399.6**	**369.1**	**397.2**
Long-term liabilities	82.1	10.6	72.9
Current liabilities	54.1	50.7	64.5
Total liabilities	**136.2**	**61.3**	**137.4**
TOTAL EQUITY AND LIABILITIES	**535.8**	**430.4**	**534.6**
Pledged assets	131.9	34.8	131.9
Contingent liabilities	0.2	0.2	0.0

About Pricer

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing product information on the shop floor. The platform is based on a two-way communication protocol to ensure a complete traceability and management of resources. The Pricer system significantly improves consumer benefit and store productivity.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has close to 4,000 installations in over 30 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX.
For further information, please visit www.pricer.com

Pricer AB (publ.)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER

END